UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Investor Conference Call Transcript

Attached as Exhibit 99.1 hereto is the transcript from the investor conference call held by Spark Networks SE (the “Company”) at 8:00 a.m. Pacific time (11:00 a.m. Eastern time) on Friday, March 22, 2019, to discuss the definitive agreement entered into by the Company to acquire Zoosk, Inc.

Exhibit Index

Exhibit No.	Description
99.1	Transcript from Investor Conference Call dated March 22, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: March 25, 2019	By:	/s/ Jeronimo Folgueira
Name: Jeronimo Folgueira
Title: Chief Executive Officer

Date: March 25, 2019	By:	/s/ Robert O’Hare
Name: Robert O’Hare
Title: Chief Financial Officer